UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated November 14, 2005:    Q1 Results

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

Crew Gold Quarter One Results

DATE:  November 14, 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC

OTC-BB-other: CRUGF

NEWS RELEASE

Q1 RESULTS

LONDON, United Kingdom, DATE: November 14, 2005 Crew Gold Corporation ("Crew") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

QUARTER HIGHLIGHTS

•

           Positive EBITDA (see below) of $2.9 million

•

           Net profit of $1.4 million

•

           Announcement of Offer to purchase 100% of Guinor Gold Corporation (October 2005)

•

           Resource Expansion at Nalunaq Gold Mine

•

           Acquisition of Apex Gold Mining Company

•

           Disposal of interest in Hwine-Butre Gold Concession

•

           Private placements concluded raising net proceeds of $30.2 million

NON-GAAP MEASURES

"EBITDA" is a non GAAP measure of performance that describes our earnings before interest, non-cash forex movements, taxes, depletion, and amortization.  "Gross gold sales" is a non GAAP measure derived from ounces produced from processing multiplied by the then current gold price. "Cash Cost per ounce" is a non GAAP measure derived from the total cost of ounces produced, less depreciation and amortization and other non cash items;  as a measure of total ounces produced. Cash costs are presented as they represent an industry standard of comparison.

A conference call will be held to discuss the results on Tuesday, 15 November 2005, 11.00 am, UK time.  Participants should dial +44 (0) 208 987 2200 and enter participant code 5278821#.

For full details, please see attached file. If the link fails to open here, cut and paste in URL address:

http://www.crewdev.com/default.asp?V_DOC_ID=1036

Jan A Vestrum
President & CEO

Safe Harbour Statement
Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the expected pricing, size and timing of the proposed private placement.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", “targets”, "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement.  Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.  Accordingly, readers should not place undue reliance on forward-looking statements.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com